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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 7, 2002

BUHRMANN NV

(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        ((Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: News Release dated November 7, 2002

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

        Date: November 7, 2002

PRESS RELEASE

Date 7 November 2002

Number 010

        There will be a live webcast Analyst Conference Call starting at 11:00 a.m. CET on: www.buhrmann.com

        It is also possible to listen in on the conference call via telephone number: +31 (0)45 - 6316905

3rd QUARTER 2002 NET PROFIT* BUHRMANN EUR 14.4 MILLION

	3rd quarter				January-September
	2002	2001	change in EUR	change at constant rates	2002	2001	change in EUR	change at constant rates
		(x EUR million)
Net sales	2,408.9	2,580.6	-6.7%	-1.1%	7,523.0	7,698.7	-2.3%	-0.5%
Added value	528.5	600.5	-12.0%	-5.8%	1,712.7	1,775.6	-3.5%	-1.5%
EBITDA**	95.8	112.8	-15.1%	-7.6%	344.2	369.9	-7.0%	-4.7%
Net profit*	14.4	23.0	-37.3%	-26.0%	86.1	98.1	-12.2%	-9.7%
in euro
Net profit* per ordinary share (fully diluted)	0.08	0.13	-38.5%		0.50	0.61	-18.0%
*
Net profit on ordinary operations before amortisation of goodwill. This profit definition is consistently used.

**
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

OUTLOOK

        As announced in our statement of 7 October 2002, we are anticipating soft economic circumstances in our major markets in the fourth quarter. Pressure on margins in the US is expected to continue in the fourth quarter.

        Implemented restructurings and cost reduction efforts as well as continued stringent working capital management in all divisions will contribute to a positive available cash flow in the fourth quarter of this year.

        We reiterate that based on the third quarter performance, we expect that Buhrmann will remain within the requirements of its bank covenants.

        Buhrmann will continue to realign its organisation to the sustained difficult economic circumstances. Additional restructuring projects will be identified before the end of this year.

SUMMARY 3rd QUARTER

        Third quarter EBITDA amounted to EUR 95.8 million. Net profit on ordinary operations before amortisation of goodwill totalled EUR 14.4 million (third quarter 2001: EUR 23.0 million). The 10% lower average exchange rate of the US dollar had a negative translation effect. Overall net result (after amortisation of goodwill) was EUR 2.3 million negative.

        Total net sales for the third quarter decreased by 6.7% to EUR 2,408.9 million. Organically third quarter sales for the Buhrmann Group were level with the corresponding period last year. Our global office products distribution operations organically posted 1% higher sales. The organic decline in office supplies sales in North America in the third quarter was less than in the second quarter of this year. The successes in winning new customers in the large account market will have a positive effect on sales and earnings going forward.

        Operating costs for the third quarter decreased by 11%. Excluding the effects of currency exchange rate movements, these were reduced by EUR 27 million compared to the third quarter of last year. Effective cost reduction measures dampened the effects of lower sales volumes, further shifts in the sales mix and an overall reduction in added value.

        Compared to the previous quarter, added value as a percentage of sales of the Office Products Europe/Australia operations improved, while it remained under pressure in the Office Products North America Division, primarily due to a further shift in the sales mix and a decrease in supplier rebates. The Paper Merchanting Division succeeded in maintaining a stable added value margin, despite lower paper prices.

        The annual run rate of internet sales reached a level of EUR 1.45 billion.

CEO's STATEMENT

        Commenting on the developments in the third quarter of 2002, Buhrmann CEO Frans Koffrie said: "Under difficult circumstances Buhrmann's divisions are in many cases improving their market position. Cost reduction and stringent working capital control are mitigating the negative effect of lower added value, caused by shifts in the sales mix towards lower margin products. This is evidenced by the fact that our global office products activities are showing a slight increase in their operating profit for the first nine months of this year. Paper Merchanting and Graphic Systems, although showing lower operating profits than last year, are clearly amongst the strongest players in their own markets.

        We will continue to concentrate on new areas of growth, on further cost reduction, and in that respect we are considering further steps. The structurally lower cost base will allow the Buhrmann Group to increase its profit margin, which places our company in an excellent position to benefit from a future economic upturn."

CASH FLOW AND FINANCING

        Cash flow continued to develop favourably. In the third quarter, working capital was further reduced particularly in the area of receivables. Lower payables partly offset these gains. Financial payments, such as interest and tax, as well as other operational payments (e.g. for restructurings) were lower than a year ago. Cash flow from operational activities was EUR 52.5 million positive (third quarter 2001: EUR 85.5 million positive). Capital expenditure was EUR 25.6 million less than a year ago and is expected to reach EUR 120 million at the most for the full year 2002. Available cash flow for the third quarter totalled EUR 25.5 million positive (third quarter 2001: EUR 25.8 million negative).

        Excluding the effects of currency exchange rate movements interest-bearing debt was reduced by EUR 18 million compared to the second quarter of this year, which was offset by a translation effect of EUR 25 million. Liquidity further improved, with no drawings under the committed overdraft lines at the quarter-end. During the third quarter, Medium Term Notes—under the Accounts Receivable Securitisation Programme—of EUR 269 million were placed, substituting short-term Commercial Paper. The cash interest cover at the end of the third quarter was 2.5 times, compared to 2.5 times at the end of the corresponding period a year ago and 2.7 times at the end of the second quarter of this year (our internal target is at least 3x).

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS

(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	3rd quarter				January-September
	2002	2001	change in EUR	change at constant rates	2002	2001	change in EUR	change at constant rates
		(x EUR million)
Net sales	1,573.7	1,721.6	-8.6%	-0.9%	4,944.2	4,976.3	-0.6%	2.0%
Added value	394.7	461.9	-14.6%	-7.0%	1,289.7	1,328.8	-2.9%	-0.4%
EBITA	57.9	67.8	-14.5%	-5.3%	218.0	214.5	1.6%	4.5%
Average capital employed*	1,105.4	1,354.4	-18.4%	-11.1%	1,201.3	1,312.8	-8.5%	-6.2%
Ratios
Added value/net sales	25.1%	26.8%			26.1%	26.7%
EBITA/net sales	3.7%	3.9%			4.4%	4.3%
EBITA/average. capital employed*	21.0%	20.0%			24.2%	21.8%
*
The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Buhrmann's business-to-business office products distribution activities, world-wide operating under the name of Corporate Express, have further strengthened their prominent market positions. Organically sales increased by 1% in the third quarter. The global operating margin (EBITA/net sales) has weakened somewhat in the third quarter, but due to the successful integration of acquired businesses and effective cost reductions it slightly improved this year to date compared to the first nine months of last year. Despite weakening markets in the US and Europe these activities posted a 1.6% higher operating profit (EBITA) of EUR 218.0 million for the first nine months of 2002. As a result of improved receivables management and more efficient inventory management average capital employed decreased significantly. The office products operations generated a higher return on investment than last year.

        In addition to further cost reduction measures in response to lower levels of business activity, we are improving our service levels now that integration efforts have been completed. Our Office Product Divisions are successfully winning new global account customers, which will have a positive effect on sales and earnings going forward. We continue our initiatives to increase our potential markets through product line extensions, entering new market segments, expanding our private label offering, and continuing the successful implementation of our eBusiness tools. Thus, we are further enhancing our capabilities for organic growth.

OFFICE PRODUCTS NORTH AMERICA

	3rd quarter				January-September
	2002	2001	change in EUR	change at constant rates	2002	2001	change in EUR	change at constant rates
		(x EUR million)
Net sales	1,203.5	1,334.2	-9.8%	-0.3%	3,788.2	3,882.9	-2.4%	0.9%
Added value	295.0	359.0	-17.8%	-8.5%	980.8	1,036.9	-5.4%	-2.1%
EBITA	40.9	53.8	-23.9%	-13.0%	172.9	181.9	-4.9%	-1.6%
Average capital employed*	885.0	1,101.9	-19.7%	-10.9%	981.6	1,074.1	-8.6%	-5.9%
Ratios
Added value/net sales	24.5%	26.9%			25.9%	26.7%
EBITA/net sales	3.4%	4.0%			4.6%	4.7%
EBITA/average. capital employed*	18.5%	19.5%			23.5%	22.6%
*
The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Third quarter sales of the Office Products North America Division totalled EUR 1,203.5 million. Organically sales increased by 3% compared to the third quarter of last year. The decline in office supplies sales was compensated by higher software sales. Promotional efforts of our main supplier, related to their new licensing programme, contributed to a firm sales increase for ASAP Software. The Division's lower overall added value as a percentage of sales is largely attributable to the change in the sales mix. Operating profit totalled EUR 40.9 million (third quarter 2001: EUR 53.8 million).

        Within office supplies, sales volumes of computer supplies increased markedly, while sales of furniture along with other higher margin discretionary items decreased, due in part to cost-cutting measures by strategic customers. In response to the lower demand for office products, the Division is reducing inventories, which leads to both a reduction in capital employed and a consequent decrease in rebates from our suppliers. Operationally, the Division has gained momentum. With the opening of a new warehouse in Los Angeles replacing two older ones, the integration of the acquired USOP operations has been completed. By the end of this year 23 out of 30 distribution centres will be using advanced "pick-to-voice" technology. The next generation of E-way, Corporate Express North America's proprietary internet-based eCommerce tool, was launched successfully. With over 43,000 E-way customers in the USA, representing 470,000 registered users, the Division's internet sales are estimated to reach USD 1 billion this year.

OFFICE PRODUCTS EUROPE/AUSTRALIA

	3rd quarter				January-September
	2002	2001	change in EUR	change at constant rates	2002	2001	change in EUR	change at constant rates
		(x EUR million)
Net sales	370.2	387.4	-4.4%	-3.0%	1,156.0	1,093.4	5.7%	5.8%
Added value	99.7	103.0	-3.1%	-1.8%	308.9	292.0	5.8%	5.9%
EBITA	17.0	14.0	21.4%	23.8%	45.1	32.6	38.4%	37.9%
Average capital employed*	220.4	252.5	-12.7%	-12.0%	219.8	238.6	-7.9%	-7.8%
Ratios
Added value/net sales	26.9%	26.6%			26.7%	26.7%
EBITA/net sales	4.6%	3.6%			3.9%	3.0%
EBITA/average. capital employed*	30.8%	22.2%			27.4%	18.2%
*
The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Net sales of the combined Office Products Europe and Australia Divisions totalled EUR 370.2 million (third quarter 2001: EUR 387.4 million), reflecting 4.4% decline in Euro. Organically sales were 5% lower. However, combined third quarter operating profit of the Office Products Europe and Australia Divisions increased by 21.4% to EUR 17.0 million. The operating profit growth of Corporate Express in Europe reflects the successful integration of the acquired Samas operations in the UK and positive effects of cost reduction measures across the board.

        Sales declined in the large account segment—representing three quarters of sales—while they increased in the customer segment of medium-sized and small businesses. The decline in the large account customers segment of the business reflects similar trends as experienced in the US. Sales of the operations in markets such as France, Italy and Sweden continued to increase, while the most notable declines occurred in Germany and the UK.

        Corporate Express Australia continued its strong sales performance while controlling its expenses and posted higher earnings. In August the company made another small acquisition, which strengthens its position in office products distribution.

        Excluding the effects of currency exchange rate movements, average capital employed for the combined Office Products Europe and Australia Divisions decreased by 12%, which is attributable to the completion of integration activities, harmonisation of product lines and further improvements in inventory management.

PAPER MERCHANTING

	3rd quarter				January-September
	2002	2001	change in EUR	change at constant rates	2002	2001	change in EUR	change at constant rates
		(x EUR million)
Net sales	725.9	743.4	-2.4%	-0.9%	2,256.6	2,343.3	-3.7%	-3.3%
Added value	109.0	112.0	-2.7%	-0.8%	346.9	356.2	-2.6%	-2.1%
EBITA	13.6	16.7	-18.7%	-16.5%	51.6	64.8	-20.4%	-20.2%
Average capital employed*	684.4	683.2	0.2%	1.4%	682.2	692.2	-1.4%	-1.3%
Ratios
Added value/net sales	15.0%	15.1%			15.4%	15.2%
EBITA/net sales	1.9%	2.2%			2.3%	2.8%
EBITA/average. capital employed*	7.9%	9.8%			10.1%	12.5%
*
The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Third quarter sales totalled EUR 725.9 million (2001: EUR 743.4 million). Organically sales decreased by 3%. The Division's added value as a percentage of sales remained stable at around15%. Although volumes sold are comparable with last year, savings in operational costs were achieved, which were more or less offset by cost inflation. Operating profit decreased to EUR 13.6 million (third quarter 2001: EUR 16.7 million). While the total market volume decreased, sales volumes for the third quarter were at the same level as the third quarter last year, while the Paper Merchanting Division sustained its policy to emphasise margin protection. The Division's market share gains are primarily attributable to the continued high service levels. Average paper prices were lower than a year ago, but stable compared to the second quarter. Buhrmann's paper merchants experienced a continued shift in the sales mix from ex-stock to indent sales. The adverse mix effects were to some extent compensated by successfully progressing efforts to be satisfactorily remunerated for services provided to customers.

        In the third quarter the Paper Merchanting Division extended its range of proprietary brands with the introduction of Core, a wood-free coated paper for the commercial print market. The marketing of private label paper grades—such as Hello, On, Motif and IBM—contributes to the Division's margin management.

GRAPHIC SYSTEMS

	3rd quarter			January-September
	2002	2001	change in EUR	2002	2001	change in EUR
	(x EUR million)
Net sales	109.3	115.6	-5.4%	322.2	379.1	-15.0%
Added value	24.9	26.7	-6.7%	76.3	90.8	-15.9%
EBITA	2.0	3.8	-48.9%	5.6	18.3	-69.2%
Average capital employed*	124.4	113.7	9.4%	118.2	108.0	9.4%
Ratios
Added value/net sales	22.8%	23.1%		23.7%	23.9%
EBITA/net sales	1.8%	3.3%		1.7%	4.8%
EBITA/average. capital employed*	6.3%	13.5%		6.4%	22.6%

*	The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.
Note:	Since all activities of the Graphic Systems Division are using the Euro as base currency, variances in Euro numbers equals the variance measured at constant exchange rates.

        Third quarter net sales of the Graphic Systems Division totalled EUR 109.3 million (2001: EUR 115.6 million). Third quarter operating profit totalled EUR 2.0 million.

        The order-intake this quarter was above last year's level, which was partly due to the announcement by the Italian government that a tax incentive on capital investments will expire by the end of this year. Despite the lower business levels in the industry, sales of services, supplies and spare parts further increased, now covering 58% of the Division's operational costs (53% in the corresponding period of last year).

        The Graphic Systems Division is successfully extending its product range and entering new segments of the graphic arts market with the sale of digital printing machines.

Note to editors

For more information, please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne, +31 (0)20 651 10 34, ewold.de.bruijne@buhrmann.com

Analysts can contact:
 Buhrmann Investor Relations
Annegien Blokpoel, +31 (0)20 651 10 87
Carl Hoyer, +31 (0)20 651 10 42, carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with over 25,000 employees in 30 countries.

Disclaimer

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including the office products activities of US Office Products Company and Samas, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on May 17, 2002 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

        Buhrmann's accounting policies did not change compared with the principles applied in the group's financial statements for 2001. The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter			January-September
	2002	2001	change	2002	2001	change
	(in millions of euro)
Net sales	2,408.9	2,580.6	(6.7%)	7,523.0	7,698.7	(2.3%)
Cost of sales	(1,880.4)	(1,980.0)	(5.0%)	(5,810.3)	(5,923.1)	(1.9%)

Added value	528.5	600.5	(12.0%)	1,712.7	1,775.6	(3.5%)
Operating costs	(432.7)	(487.7)	(11.3%)	(1,368.5)	(1,405.7)	(2.6%)

EBITDA	95.8	112.8	(15.1%)	344.2	369.9	(7.0%)
Depreciation	(27.6)	(29.4)	(6.0%)	(85.3)	(86.6)	(1.6%)

EBITA	68.2	83.4	(18.3%)	258.9	283.3	(8.6%)
Amortisation of goodwill	(16.7)	(17.8)	(5.9%)	(52.9)	(50.2)	5.4%

Operating result (EBIT)	51.4	65.6	(21.6%)	206.0	233.1	(11.6%)
Net financing costs	(48.9)	(53.9)		(156.8)	(159.8)
Result on ordinary operations before tax	2.5	11.7		49.2	73.3
Taxes	(1.7)	(3.2)		(19.3)	(15.3)
Other financial results	0.2	(0.7)		12.8	(3.1)
Minority interests	(3.3)	(2.6)		(9.4)	(7.0)

Net result on ordinary operations	(2.3)	5.2	(144.0%)	33.2	47.9	(30.6%)
Extraordinary result net	0.0	(0.3)		0.0	(30.3)

Net result	(2.3)	4.9	(146.8%)	33.2	17.6	89.1%

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	14.4	23.0	(37.3%)	86.1	98.1	(12.2%)

Ratios
Added value as a % of net sales	21.9%	23.3%		22.8%	23.1%
EBITDA as a % of net sales	4.0%	4.4%		4.6%	4.8%
EBITA as a % of net sales	2.8%	3.2%		3.4%	3.7%
EBIT as a % of net sales	2.1%	2.5%		2.7%	3.0%

NET RESULT PER SHARE FULLY DILUTED

	3rd quarter		January-September
	2002	2001	2002	2001
	(in millions of euro)
Net result from ordinary operations	(2.3)	5.2	33.2	47.9
Dividend preference shares A	(2.8)	(3.6)	(8.4)	(10.8)

Net result on ordinary operations for ordinary shares	(5.1)	1.6	24.8	37.1
Add back: amortisation of goodwill	16.7	17.8	52.9	50.2

Total (before amortisation of goodwill)	11.6	19.4	77.7	87.3
Average number of ordinary shares basic (x 1,000)	132,113	131,342	131,719	121,232
Options	—	—	—	—
Conversion preference shares C	22,838	21,521	22,838	21,521

Average number of ordinary shares fully diluted (x 1,000)	154,951	152,863	154,557	142,753

Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.08	0.13	0.50	0.61

CONSOLIDATED CASH FLOW STATEMENT

	3rd quarter		January-September
	2002	2001	2002	2001
	(in millions of euro)
EBITDA	95.8	112.8	344.2	369.9
Additions to/(release of) provisions	0.5	12.8	(4.4)	11.0

Operating result on a cash basis	96.3	125.6	339.8	380.9
(Increase)/decrease in inventories	(16.2)	18.8	(19.4)	53.7
(Increase)/decrease in trade receivables	124.9	89.3	167.3	158.4
Increase/(decrease) in trade creditors	(119.6)	(76.1)	(244.7)	(199.5)
(Increase)/decrease in other receivables and liabilities	25.5	27.8	54.5	2.0

(Increase)/decrease in working capital	14.6	59.8	(42.3)	14.6
Financial payments	(46.0)	(63.3)	(151.5)	(176.9)
Other operational payments	(12.4)	(36.6)	(30.5)	(42.1)

Cash flow from operational activities	52.5	85.5	115.5	176.5
Investments in tangible fixed assets	(16.0)	(41.6)	(77.0)	(105.9)
Acquisitions, integration and divestments	(11.0)	(69.7)	(26.0)	(583.8)

Available cash flow	25.5	(25.8)	12.5	(513.2)
Cash flow from financing activities	60.1	(8.8)	(62.8)	583.4

Net cash flow	85.6	(34.6)	(50.3)	70.2

CONSOLIDATED BALANCE SHEET

	30 September
			31 December 2001
	2002	2001
	(in millions of euro)
Fixed assets	3,596.4	3,901.0	4,031.7
Current assets	2,616.6	2,996.9	2,985.5
Cash	44.9	30.0	99.5

Total assets	6,257.9	6,927.9	7,116.7

Group equity
Shareholders' equity	2,456.9	2,539.4	2,634.2
Other group equity	39.6	31.1	36.7

	2,496.5	2,570.4	2,670.9
Provisions	372.4	420.1	444.7
Long-term loans	1,828.7	2,153.4	2,058.8
Current liabilities, interest bearing	116.5	36.7	44.4
Current liabilities, not interest bearing	1,443.8	1,747.2	1,898.0

Total liabilities	6,257.9	6,927.9	7,116.7

Interest-bearing net-debt	1,900.4	2,160.1	2,003.7

FINANCIAL RATIOS

	30 September
			31 December 2001
	2002	2001
Interest cover (EBITDA / Cash interest)	2.5	2.5	2.7
Group equity in % of total assets	39.9%	37.1%	37.5%
Interest-bearing debt in % of group equity	76.1%	84.0%	75.0%

EQUITY PER SHARE

	30 September
			31 December 2001
	2002	2001
Basic number of ordinary shares outstanding (x 1,000)	132,113	131,342	131,342
Basic shareholders' equity per share (in euro)	14.21	15.06	15.70
Fully diluted number of ordinary shares outstanding (x 1,000)	154,950	152,863	153,234
Fully diluted shareholders' equity per share (in euro)	14.69	15.42	15.96

EQUITY RECONCILIATION

	30 September
			31 December 2001
	2002	2001
	(in millions of euro)
Shareholders' equity at the start of the reporting period	2,634	1,916	1,916
Net result year to date	33	18	55
Dividend ordinary shares for 2000	—	(46)	(46)
Dividend ordinary shares for 2001	(10)	—
Net proceeds issue o rdinary shares	—	666	665
Accrual dividend preference shares A 2001	—		(14)
Translation differences	(200)	(15)	58

Shareholders' equity at the end of the reporting period	2,457	2,539	2,634

FIGURES PER DIVISION

NET SALES

	3rd quarter			January-September
	2002	2001	change	2002	2001	change
	(in millions of euro)
Office Products North America	1,203.5	1,334.2	(9.8%)	3,788.2	3,882.9	(2.4%)
Office Products Europe/Australia	370.2	387.4	(4.4%)	1,156.0	1,093.4	5.7%
Paper Merchanting	725.9	743.4	(2.4%)	2,256.6	2,343.3	(3.7%)
Graphic Systems	109.3	115.6	(5.4%)	322.2	379.1	(15.0%)

Buhrmann	2,408.9	2,580.6	(6.7%)	7,523.0	7,698.7	(2.3%)

ADDED VALUE

	3rd quarter			January-September
	2002	2001	change	2002	2001	change
	(in millions of euro)
Office Products North America	295.0	359.0	(17.8%)	980.8	1,036.9	(5.4%)
Office Products Europe/Australia	99.7	103.0	(3.1%)	308.9	292.0	5.8%
Paper Merchanting	109.0	112.0	(2.7%)	346.9	356.2	(2.6%)
Graphic Systems	24.9	26.7	(6.7%)	76.3	90.8	(15.9%)

Buhrmann	528.5	600.5	(12.0%)	1,712.7	1,775.6	(3.5%)

ADDED VALUE as a % of NET SALES

	3rd quarter		January-September
	2002	2001	2002	2001
Office Products North America	24.5%	26.9%	25.9%	26.7%
Office Products Europe/Australia	26.9%	26.6%	26.7%	26.7%
Paper Merchanting	15.0%	15.1%	15.4%	15.2%
Graphic Systems	22.8%	23.1%	23.7%	23.9%
Buhrmann	21.9%	23.3%	22.8%	23.1%

OPERATING RESULT (EBITA/EBIT)

	3rd quarter		January-September
	2002	2001	2002	2001
	(in millions of euro)
Office Products North America	40.9	53.8	172.9	181.9
Office Products Europe / Australia	17.0	14.0	45.1	32.6
Paper Merchanting	13.6	16.7	51.6	64.8
Graphic Systems	2.0	3.8	5.6	18.3
Holdings	(5.3)	(4.9)	(16.4)	(14.4)

EBITA	68.2	83.4	258.9	283.3
Goodwill	(16.7)	(17.8)	(52.9)	(50.2)

EBIT	51.4	65.6	206.0	233.1

ROS-% (EBITA/EBIT as a % of net sales)

	3rd quarter		January-September
	2002	2001	2002	2001
Office Products North America	3.4%	4.0%	4.6%	4.7%
Office Products Europe/Australia	4.6%	3.6%	3.9%	3.0%
Paper Merchanting	1.9%	2.2%	2.3%	2.8%
Graphic Systems	1.8%	3.3%	1.7%	4.8%
Holding EBITA as a % of Buhrmann's total net sales	(0.2%)	(0.2%)	(0.2%)	(0.2%)
Buhrmann before amortisation of goodwill (EBITA)	2.8%	3.2%	3.4%	3.7%
Buhrmann after amortisation of goodwill (EBIT)	2.1%	2.5%	2.7%	3.0%

AVERAGE CAPITAL EMPLOYED

	3rd quarter		January-September
	2002	2001	2002	2001
	(in millions of euro)
Office Products North America	885.0	1,101.9	981.6	1,074.1
Office Products Europe / Australia	220.4	252.5	219.8	238.6
Paper Merchanting	684.4	683.2	682.2	692.2
Graphic Systems	124.4	113.7	118.2	108.0
Other activities and holdings	(12.0)	(50.6)	(16.9)	(57.9)

Buhrmann, excluding goodwill	1,902.2	2,100.7	1,984.9	2,055.1
Goodwill	2,397.5	2,517.2	2,509.2	2,380.8

Buhrmann, including goodwill	4,299.7	4,617.9	4,494.1	4,435.9

ROCE in %

	3rd quarter		January-September
	2002	2001	2002	2001
Office Products North America	18.5%	19.5%	23.5%	22.6%
Office Products Europe/Australia	30.8%	22.2%	27.4%	18.2%
Paper Merchanting	7.9%	9.8%	10.1%	12.5%
Graphic Systems	6.3%	13.5%	6.4%	22.6%
Buhrmann, excluding goodwill	14.3%	15.9%	17.4%	18.4%
Buhrmann, including goodwill	4.8%	5.7%	6.1%	7.0%

ORGANIC GROWTH OF SALES

	3rd quarter		January-September
	2002	2001	2002	2001
Office Products North America	3%	0%	(1%)	1%
Office Products Europe/Australia	(5%)	6%	(2%)	6%
Paper Merchanting	(3%)	(5%)	(3%)	2%
Graphic Systems	(7%)	1%	(15%)	3%
Buhrmann	0%	0%	(2%)	2%

NUMBER OF EMPLOYEES

	30 September
			31 December 2001
	2002	2001
Office Products North America	12,414	14,829	14,240
Office Products Europe/Australia	5,978	6,416	6,228
Paper Merchanting	5,441	5,547	5,519
Graphic Systems	1,147	1,189	1,176
Holdings	73	72	72

Buhrmann	25,052	28,053	27,235

EXCHANGE RATES

	3rd quarter		January-September
	2002	2001	2002	2001
	(in millions of euro)
Euro versus US$, average rate	$0.99	$0.89	$0.93	$0.90
Euro versus US$, end rate	$0.96	$0.91	$0.96	$0.91

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Net sales	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9	2,448.2	2,628.5	2,337.7
Cost of sales	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)	(2,062.5)	(1,880.6)	(1,983.7)	(1,761.6)

Added value	528.5	578.7	605.6	620.1	600.5	607.5	567.6	644.9	576.1
Operating costs	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)	(486.5)	(431.4)	(440.9)	(422.5)

EBITDA	95.8	118.0	130.4	146.8	112.8	120.9	136.2	204.0	153.7
Depreciation	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)	(29.7)	(27.5)	(31.9)	(28.2)

EBITA	68.2	90.0	100.8	124.8	83.4	91.2	108.6	172.1	125.5
Amortisation of goodwill	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)	(14.6)	(14.1)

Operating result (EBIT)	51.4	72.2	82.4	107.5	65.6	73.5	94.0	157.5	111.4
Net financing costs	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)	(54.7)	(51.2)	(59.0)	(52.6)
Result on ordinary operations before tax	2.5	14.5	32.2	57.1	11.7	18.8	42.7	98.5	58.8
Taxes	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)	(3.0)	(9.1)	(24.4)	(10.1)
Other financial results	0.2	12.6	(0.0)	(0.1)	(0.7)	(2.4)	0.0	3.0	0.3
Minority interests	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)	(2.2)	(2.2)	(2.1)	(2.4)

Net result on ordinary operations	(2.3)	17.0	18.5	46.9	5.2	11.2	31.4	74.9	46.5
Extraordinary result net	0.0	0.0	(0.0)	(9.3)	(0.3)	(50.0)	20.0	(10.9)	(0.6)

Net result	(2.3)	17.0	18.5	37.6	4.9	(38.8)	51.4	64.0	45.9

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	14.4	34.8	36.9	64.1	23.0	29.0	46.1	89.5	60.6

RATIOS
Added value as a % of net sales	21.9%	22.5%	23.8%	22.9%	23.3%	22.8%	23.2%	24.5%	24.6%
EBITDA as a % of net sales	4.0%	4.6%	5.1%	5.4%	4.4%	4.5%	5.6%	7.8%	6.6%
EBITA as a % of net sales	2.8%	3.5%	4.0%	4.6%	3.2%	3.4%	4.5%	6.5%	5.4%
EBIT as a % of net sales	2.1%	2.8%	3.2%	4.0%	2.5%	2.8%	3.8%	6.0%	4.8%

NET RESULT PER SHARE FULLY DILUTED

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Average number of ordinary shares basic (x 1,000)	132,113	131,719	131,342	131,342	131,342	130,330	102,025	102,012	101,974
Options	—	—	—	—	—	763	753	500	540
Conversion preference shares C	22,838	22,516	22,194	21,892	21,521	21,149	20,777	20,403	20,138

Average number of ordinary shares fully diluted (x 1,000)	154,951	154,235	153,536	153,234	152,863	152,242	123,555	122,915	122,652
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.08	0.21	0.22	0.40	0.13	0.17	0.35	0.70	0.47

FIGURES PER DIVISION

NET SALES

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Office Products North America	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2	1,372.9	1,175.8	1,260.5	1,147.5
Office Products Europe/Australia	370.2	390.0	395.8	402.9	387.4	384.1	321.9	356.1	327.3
Paper Merchanting	725.9	750.7	780.0	782.4	743.4	775.1	824.9	824.4	748.9
Graphic Systems	109.3	112.9	100.0	186.2	115.6	137.8	125.6	187.5	114.0

Buhrmann	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9	2,448.2	2,628.5	2,337.7

OPERATING RESULT (EBITA/EBIT)

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Office Products North America	40.9	61.0	71.0	60.6	53.8	59.9	68.2	97.7	82.5
Office Products Europe/Australia	17.0	13.1	15.1	20.7	14.0	8.1	10.5	15.3	9.9
Paper Merchanting	13.6	18.3	19.8	28.5	16.7	20.6	27.6	38.8	27.7
Graphic Systems	2.0	3.2	0.5	19.3	3.8	7.1	7.4	23.1	7.2
Holdings	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)	(4.5)	(5.0)	(2.8)	(1.8)

EBITA	68.2	90.0	100.8	124.8	83.4	91.2	108.6	172.1	125.5
Goodwill	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)	(14.6)	(14.1)

EBIT	51.4	72.2	82.4	107.5	65.6	73.5	94.0	157.5	111.4

AVERAGE CAPITAL EMPLOYED

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Office Products North America	885.0	981.1	1,082.6	1,041.5	1,101.9	1,145.4	1,003.3	1,077.8	962.5
Office Products Europe/Australia	220.4	214.3	220.2	252.1	252.5	252.3	201.7	243.4	253.0
Paper Merchanting	684.4	682.9	676.0	676.3	683.2	706.5	693.2	685.6	616.2
Graphic Systems	124.4	114.1	115.1	110.4	113.4	107.6	106.1	107.1	104.3
Other activities and holdings	(12.0)	(11.0)	(22.2)	(37.0)	(50.3)	(60.8)	(56.9)	(2.7)	8.4

Buhrmann, excluding goodwill	1,902.2	1,981.6	2,071.7	2,042.9	2,100.7	2,151.0	1,947.4	2,111.2	1,943.8
Goodwill	2,397.5	2,524.5	2,604.3	2,509.6	2,517.2	2,530.2	2,130.5	2,088.2	1,964.8

Buhrmann, including goodwill	4,299.7	4,505.8	4,676.0	4,552.9	4,617.9	4,681.2	4,077.9	4,199.7	3,909.3

ROCE (IN %)

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	18.5%	24.9%	26.2%	23.3%	19.5%	20.9%	27.2%	36.3%	34.3%
Office Products Europe/Australia	30.8%	24.4%	27.5%	32.8%	22.2%	12.9%	20.8%	25.1%	15.6%
Paper Merchanting	7.9%	10.7%	11.7%	16.9%	9.8%	11.7%	15.9%	22.6%	18.0%
Graphic Systems	6.3%	11.0%	1.8%	69.7%	13.5%	26.4%	27.8%	86.2%	27.6%
Buhrmann, excluding goodwill	14.3%	18.2%	19.5%	24.4%	15.9%	17.0%	22.3%	32.6%	25.8%
Buhrmann, including goodwill	4.8%	6.4%	7.0%	9.4%	5.7%	6.3%	9.2%	15.0%	11.4%

ORGANIC GROWTH OF SALES

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	3%	0%	(6%)	(4%)	0%	(1%)	2%	3%	1%
Office Products Europe/Australia	(5%)	1%	(2%)	(2%)	6%	2%	9%	6%	6%
Paper Merchanting	(3%)	(3%)	(4%)	(6%)	(5%)	1%	10%	14%	16%
Graphic Systems	(7%)	(18%)	(18%)	(2%)	1%	8%	0%	20%	0%
Buhrmann	0%	(2%)	(5%)	(4%)	0%	1%	5%	7%	6%

EXCHANGE RATES

	2002			2001				2000
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Euro versus US$, average rate	$0.99	$0.92	$0.88	$0.90	$0.89	$0.87	$0.92	$0.87	$0.91
Euro versus US$, end rate	$0.96	$1.00	$0.87	$0.88	$0.91	$0.85	$0.88	$0.93	$0.88

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  PRESS RELEASE
  3rd QUARTER 2002 NET PROFIT* BUHRMANN EUR 14.4 MILLION
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